VF 8-11-04

04019937

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

AUG 04 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 35508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1715 N. Westshore Blvd, Seventh Floor
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley A. Fay (813) 282-0808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd, Suite 3850	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley A. Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

February 24, 2004

Board of Directors
GunnAllen Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of GunnAllen Financial, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements an conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Grant Thornton LLP

Audit report

GunnAllen Financial, Inc.

December 31, 2003

TABLE OF CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors of
GunnAllen Financial, Inc.

We have audited the accompanying statement of financial condition of GunnAllen Financial, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. We have also audited the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GunnAllen Financial, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
February 24, 2004

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GunnAllen Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 419,790
Cash segregated for regulatory purposes	251,717
Receivables from clearing firms	5,191,803
Loans to registered representatives	1,999,481
Receivable from GunnAllen Holdings, Inc.	776,680
Deposits with clearing firms	1,964,224
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $263,473	257,354
Intangible asset, at cost, less accumulated amortization of $147,857	180,125
Deferred tax asset	318,000
Other assets	239,076
TOTAL ASSETS	$11,598,250

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable to brokers	$ 3,533,246
Customer payable	202,703
Firm trading short, at market value	376,445
Accounts payable and other liabilities	1,815,419
Income tax payable	42,378
Total liabilities	5,970,191
STOCKHOLDER'S EQUITY:	
Common stock – $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	5,748,024
Retained earnings (deficit)	(120,965)
Total stockholder's equity	5,628,059
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$11,598,250

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2003

REVENUES:	
Commissions	$73,428,031
Other revenue related to securities business	4,224,090
Interest and dividends	1,644,248
Firm trading, net	1,344,661
Investment banking services fees	482,173
Other	340,018
Total revenues	81,463,221
EXPENSES:	
Commissions	58,003,367
Compensation and benefits	7,619,358
Clearing expenses	3,575,895
Professional fees	2,316,281
Office and occupancy expenses	1,597,006
Registration fees	1,301,699
Market data	947,579
Communications	586,593
Other	3,787,344
Total expenses	79,735,122
INCOME BEFORE INCOME TAXES	1,728,099
PROVISION FOR INCOME TAXES	658,475
NET INCOME	$ 1,069,624

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2002	1,000	$1,000	$5,223,498	$(1,190,589)	$4,033,909
Issuance of stock options	-	-	524,526	-	524,526
Net income	-	-	-	1,069,624	1,069,624
BALANCE, DECEMBER 31, 2003	1,000	$1,000	$5,748,024	$ (120,965)	$5,628,059

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net income	$ 1,069,624
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	54,763
Stock-based commission expense	524,526
Deferred taxes	612,241
(Increase) decrease in operating assets:	
Cash segregated for regulatory purposes	(77,342)
Receivables from clearing firms	(2,088,043)
Receivable from GunnAllen Holdings, Inc.	(776,680)
Loans to registered representatives	(694,021)
Deposits with clearing firms	(982,746)
Marketable securities	291,398
Other assets	261,595
Increase (decrease) in operating liabilities:	
Commissions payable to brokers	970,187
Customer payable	78,077
Firm trading short, at market value	(5,981)
Accounts payable and other liabilities	1,081,251
Income tax payable	42,000
Net cash provided by operating activities	360,849
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of furniture, equipment, and leasehold improvements	(283,273)
NET INCREASE IN CASH	77,576
CASH at beginning of period	342,214
CASH at end of period	$ 419,790
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 14,051
Income taxes	$ -

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A – DESCRIPTION OF ORGANIZATION AND BUSINESS

GunnAllen Financial, Inc. (the "Company") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company was incorporated on January 15, 1986 in the state of Florida and was a wholly owned subsidiary of National Partnership Exchange, Inc. ("NPE"), which in turn, was a wholly owned subsidiary of GunnAllen Holdings, Inc. ("Holdings"). During 2002, NPE and Holdings merged the result of which was that NPE ceased to have a separate corporate existence and Holdings was the surviving entity. The Company is now a 100% directly owned subsidiary of Holdings. Customer transactions are cleared by independent third parties who also maintain the individual customer accounts, with exception for the trading of limited partnerships, which are cleared by the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Use of Estimates in Financial Statements

The preparation of these financial statements conforms with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing broker. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to brokers who manage the customer account. Commissions and related clearing expenses are recorded on a trade-date basis as trades occur.

Investment Banking: Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Intangible Assets

On March 27, 1997, NPE entered into a stock purchase agreement providing for its acquisition by Holdings for $480,000. The net assets acquired amounted to $152,018. The excess purchase price over net assets acquired was allocated to the intangible value of the broker/dealer license obtained. The license is being amortized using the straight-line method over 15 years. As of December 31, 2003, accumulated amortization was $147,857.

Stock Based Compensation

The Company does not itself directly issue or grant stock options to its employees and registered representatives of the Company; however, Holdings (parent company) does so on behalf of the Company. Accordingly, any commission (compensation) expense associated with issuance of the stock options is reflected in the Company financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company and Holdings have adopted Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* This statement amended SFAS No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123).

As permitted under SFAS 123, the Company, for stock options issued to employees, will continue to recognize stock based compensation using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Under this method, compensation is recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Many of the Company's registered representatives are independent, and are therefore are not considered employees for purposes of accounting for stock option activity. The Company accounts for Holding's options issued to these registered representatives in accordance with SFAS 123. SFAS 123 requires that options granted be recorded at fair market value at the date of grant, regardless of the exercise price of the options. In addition, the measurement date for these options is at the end of the vesting period. Therefore, changes in the fair value of the equity instruments are calculated using the guidance in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The net income if the fair value method under SFAS 123 had been applied to all awards, including those to employees that vested during the year ended December 31, 2003, would have been as follows:

Net income attributable to common stockholder's equity, as reported	$1,069,624
Stock-based employee compensation cost determined under fair value method, net of tax related effects	1,054,215
Pro forma net income attributable to common stockholder's equity	$ 15,409

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, accounts and notes receivable, accounts payable, accrued liabilities and the current portion of long-term obligations and capital lease obligations, approximate fair value due to the short maturity of those instruments. The Company considers the terms of variable rate debt instruments and other fixed rate obligations to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS No. 109, *Accounting for Income Taxes*, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

The Company will file a consolidated tax return with Holdings for 2003. The Company's income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Securities Transactions and Firm-Trading Short

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account of the Company is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Firm-trading short consists of marketable securities sold, not yet purchased. These assets are held at market value.

NOTE C – CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company self-clears a limited number of transactions for NAPEX, a division of the Company, which provides an auction format to resell units of limited partnerships in a secondary auction market. All transactions are handled on an agency and best efforts basis, after the verbal approval of the buyer and seller, and subsequent approval of the general partner. If a transaction cannot be completed, the parties are not charged for the transaction and funds are returned to the purchaser. Cash in the amount of $251,717 has been segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE D – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property and equipment consists of the following:

Equipment	$ 180,017
Computer equipment	83,692
Software	77,800
Furniture and fixtures	74,955
Leasehold improvements	104,363
	520,827
Less accumulated depreciation	(263,473)
Net furniture, equipment, and leasehold improvements	$ 257,354

Depreciation related to property and equipment for the year was $32,767.

NOTE E – INTANGIBLE ASSETS

The intangible asset is reflected net of accumulated amortization totaling $147,857 at December 31, 2003. Amortization expense on the intangible asset for the year was $21,996.

Estimated amortization expense is $21,996 for each of the following five years ending December 31.

NOTE F – RELATED PARTY TRANSACTIONS

Loans to Registered Representatives

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representative's business practice to the Company. The loans, totaling approximately $1,999,000 at December 31, 2003, are primarily structured to be paid back by the registered representatives or group of registered representatives within a 12-month period through a reduction in their commission payouts.

Private Placements for Holdings

The Company has been engaged by Holdings to act as the selling agent for the sale of units in three separate private placements. Holdings paid a commision of 8% of the gross proceeds of the sales to the Company. The Company in turn paid commissions to various registered representatives for their participation in the sales. During 2003, the Company recorded approximately $752,000 of commission revenue related to these private placements. Commission payments to registered representatives for their participation as sales agents for these placements included approximately $162,000 to certain officers of the Company.

NOTE G – COMMITMENTS AND CONTINGENCIES

Leases

The Company conducts operations utilizing several leased facilities and leased equipment. Future minimum lease payments on non-cancelable operating leases are as follows:

2004	$ 840,478
2005	395,790
2006	116,637
Total minimum lease payments	$1,352,905

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was approximately $979,000.

Legal

The Company is involved in various legal actions arising in the ordinary course of business. It is management's belief, after discussion with legal counsel, that the ultimate resolution of these actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE G – COMMITMENTS AND CONTINGENCIES – Continued

Credit Risk

Under the agreements with its various clearing brokers, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company for amounts uncollected by the clearing broker. The Company and the clearing brokers establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Security Exchange Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,041,468, which was $1,682,066 in excess of its required amount of $359,402. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 2.6 to 1.

NOTE I – STOCK OPTION PLAN

Effective April 18, 2002, the Board of Directors and the shareholders of Holdings established and approved a stock option plan which provides for the grant of stock options of Holding's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of the Company and to promote the success of the Company's business. Each option granted under the stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five years. The options are subject to graded vesting over a service period of 2.5 years. The options become exercisable as they vest and generally only in the event that the grantee is an employee of the Company or Holdings (including its other subsidiaries) at that time.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123 as if they had granted the stock options because Holdings has granted the options to the Company's employees and registered representatives.

The Company granted 239,825 options to independent registered representatives of the Company in 2002. For 2003, approximately $525,000 was recorded as commission expense and additional paid in capital related to these options.

NOTE I – STOCK OPTION PLAN – Continued

Stock option activity during 2003, was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,968,000	$2.50
Granted	500,000	$6.00
Forfeited	(19,950)	$2.50
Outstanding at December 31, 2003	2,448,050	$2.69

The following table summarizes information about options outstanding at December 31, 2003:

		Outstanding Options	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$2.50-$6.00	2,448,050	3.5-4.5	$2.69

	Exercisable Options	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50-$6.00	1,452,034	$2.69

The fair value of the options granted during 2003 was estimated at the dates of grants using the Black-Scholes Option Valuation Model with the following assumptions:

Expected life (in years)	5
Risk-free interest rate	3%
Volatility	100%
Dividend yield	0.0%

The weighted average fair value of the options granted during the year was $4.38 an option.

NOTE I – STOCK OPTION PLAN – Continued

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

NOTE J – INCOME TAXES

The income tax provision for the year is comprised of the following components:

Current	
Federal	$ 43,460
State	2,774
	46,234
Deferred	
Federal	575,507
State	36,734
	612,241
	$658,475

During the year ended, December 31, 2003, the Company used net operating loss carryforwards of approximately $1,491,000. At December 31, 2003, the Company had net operating loss carryforwards of approximately $854,000 for federal and state income tax purposes, respectively, that expire through 2022.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2003:

Deferred tax assets:	
Net operating loss carryforwards	$321,400
AMT Credit	42,000
Deferred tax liabilities:	
Fixed asset basis differences	(45,400)
Net deferred tax asset	$318,000

NOTE J – INCOME TAXES – Continued

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is due primarily to travel and entertainment expenses and amortization expense which are not deductible for income tax purposes.

NOTE K – EMPLOYEE BENEFITS

401(k) Retirement Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees after six months of employment. The Company has elected not to provide discretionary matching of employee contributions.

Schedule I

GunnAllen Financial, Inc.
COMPUTATION OF NET CAPITAL UNER RULE 15c3-1 OF THE
SECURITIES EXCHANGE COMMISSION
As of December 31, 2003

Net capital	
Total stockholder's equity	$5,628,059
Deductions and/or charges:	
Non allowable assets:	
Employee loans receivable	1,999,481
Intangible assets, net	180,125
Furniture, equipment, and leasehold improvements, net	257,354
Deferred tax asset	318,000
Other assets	764,039
Net capital before haircuts on securities positions	2,109,060
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	67,592
Net capital	$2,041,468
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to brokers and dealers	$3,533,246
Other liabilities	1,857,797
Total aggregate indebtedness	$5,391,043
Computation of net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 359,402
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 359,402
Excess net capital over requirement	$1,682,066
Ratio aggregate indebtedness to net capital	2.6:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended and unaudited FOCUS report as of December 31, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule II

GunnAllen Financial, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2003

Credit Balances	
Transactions payable	$202,703
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	202,703
Amount held in reserve bank account	251,717
Excess funds on deposit	$ 49,014

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended and unaudited FOCUS report as of December 31, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces a significant portion of its retail business to an independent clearing firm.